FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 30, 2006
AMS HOMECARE INC. (File #000-50109)
(Registrant’s name)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

                1. News Release dated January 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS Homecare Inc.

Date: January 30, 2006	By:	/s/“Harj Gill”
Harj Gill
CEO

January 30, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE:
AMS HOMECARE INC. - (File #000-50109)
Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:
Harj Gill
CEO

Enclosures

 News Release -Dated January 30, 2006

cc:

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

AMS HOMECARE REPORTS 70% INCREASE IN Q3 REVENUES

•	AMS reports a profitable third quarter compared to previous year loss

VANCOUVER, British Columbia, January 30, 2006—AMS Homecare Inc. (OTCBB: AHCKF)
Is pleased to announce that net sales for the three months ended November 30, 2005 increased by $728,206 or 70% to $1,774,212 compared to the same period a year ago.

Year to date net sales increased by $1,431,712 or 31% to $6,011,690 compared to the same period last year with the addition of new products and services and higher sales of mobility products. Gross profit as a percentage of net sales for the three and nine months ended November 30, 2005 was 42.5% and 42.8%, respectively, compared to 37.9% and 40.1% in the same periods a year ago. The current year-to-date margins are higher due to the change in the mix of products and services sold and the increase in value of the Canadian dollar. Ms. Rani Gill, president stated that the company continued its growth in our wholesale division and we continued to make progress in our IER systems division which will lead to a rewarding year. We are expecting additional growth from our 65Plus division next year.”

Earnings before income taxes were $15,801 for the quarter ended November 30, 2005 compared to a loss of $136,752 for the same quarter last year. Year to date earnings before income taxes increased by $328,196 to $607,906 compared to $279,710 for the same period last year. The year to date increase in total expenses of $408,726 was more than offset by the increase in gross profit of $736,922.

Selling expenses as a percentage of net sales for both the three and nine months ended November 30, 2005 was 14.4% and 12.9%, respectively, compared to 18.9% and 14.0% in the same periods last year. The overall dollar amount increased by $57,789 for the quarter and $130,048 for the year to date compared to the same periods a year ago. The year to date increase in selling costs are a result of the setting up of the retail outlet, additional staff and higher volume of sales.

The year to date increase of $139,803 in office, occupancy, insurance, and salaries costs are a result of the opening of the Company’s first retail outlet in the United States in November 2005. Public Company related costs of public relations, transfer agent, regulatory filings and travel costs actually decreased by $54,106 for the nine months ended November 30, 2005 compared to the same period last year. Of this decrease, $50,201 is for public relations. The Company did not utilize the services of an outside public relations organization during the reporting period. Additional public Company costs of translating financial statements, USA filings, due diligence costs of various transactions announced by the Company and the ongoing costs of the lawsuit against the TSX Venture Exchange account for the $194,106 year to date increase in professional fees. Interest and bank charges increased by $39,841 year to date due to the increase in the existing bank credit facility and the long-term loan

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com). With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For Further Information Contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, Business Development
Ph: 403 698 3144
Fax: 403 264 9879
sales@macamgroup.com
www.macamgroup.com
www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.